Exhibit (a)(1)(iii)

Offer by

ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND

to Purchase for Cash
Up To 100% of Its Outstanding Preferred Shares
(Designated Auction Market Preferred Shares – All Series)
________________

November 9, 2012

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We have been appointed to act as Depositary in connection with the offer by Advent Claymore Convertible Securities and Income Fund, a Delaware statutory trust (the “Fund”), to purchase for cash up to 100% of its outstanding preferred shares of beneficial interest, par value $0.001 per share and a liquidation preference of $25,000 per share, designated Auction Market Preferred Shares, Series M7, Auction Market Preferred Shares, Series T28, Auction Market Preferred Shares, Series W7, Auction Market Preferred Shares, Series TH28, Auction Market Preferred Shares, Series F7 and Auction Market Preferred Shares, Series W28 (collectively, the “Preferred Shares”) (the “Offer”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 9, 2012 and the related Letter of Transmittal.  The price to be paid for the Preferred Shares is an amount per share, net to the seller in cash, equal to 99% of the liquidation preference per share (or $24,750 per share), plus any unpaid dividends accrued through December 12, 2012, or such later date to which the Offer is extended.

We are asking you to contact your clients for whom you hold Preferred Shares registered in your name (or in the name of your nominee) or who hold Preferred Shares registered in their own names.  Please bring the Offer to their attention as promptly as possible.

For your information and for forwarding to your clients, we are enclosing the following documents:

1.           The Offer to Purchase dated November 9, 2012;

2.           Letter of Transmittal for your use and for the information of your clients, including Instructions to Form W-9, which provides information relating to backup federal income tax withholding;

3.           A form of letter which may be sent to your clients for whose accounts you hold Preferred Shares registered in your name (or in the name of your nominee), with space provided for obtaining such clients’ instructions with regard to the Offer.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 12, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer is not being made to, nor will the Fund accept tenders from, holders of Preferred Shares in any jurisdiction in which the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

The Fund will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agent or the Depositary as described in the Offer to Purchase) for soliciting tenders of Preferred Shares pursuant to the Offer.  The Fund will, however, upon request, reimburse you for reasonable and necessary costs and expenses incurred by you in forwarding any of the enclosed materials to your clients.  The Fund will pay all stock transfer taxes applicable to its purchase of Preferred Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase.  However, backup withholding may be required unless either an exemption is proved or the required taxpayer identification information and certifications are provided.  See Section 4, “Procedures for Tendering Preferred Shares,” of the Offer to Purchase.

In order to accept the Offer, an Agent’s Message (as defined in the Offer to Purchase), and any other required documents, should be sent to the Depositary by 5:00 p.m., New York City time, on December 12, 2012.

In order to facilitate the Offer and any auctions for Preferred Shares that may remain outstanding after the Offer is completed, when you tender Preferred Shares on behalf of your clients you will need to provide additional contact information for your Auction Department, or whoever submits auction instructions for the Preferred Shares on your behalf.  Should you be unable to provide this contact information, the Fund, in its sole discretion, may waive this requirement.  Please contact the Okapi Partners, the Information Agent for Offer, toll free at  (212) 297-0720 with any questions.

Neither the Fund nor its Board of Trustees makes any recommendation to any holder of Preferred Shares as to whether to tender all or any Preferred Shares.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Continental Stock Transfer & Trust Company

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE FUND, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE MATERIALS ENCLOSED HEREWITH AND THE STATEMENTS SPECIFICALLY SET FORTH IN SUCH MATERIALS.